
July 19, 2023

Yana Kakar
Chief Executive Officer
Growth for Good Acquisition Corp
12 E 49th Street, 11th Floor
New York, New York 10017

> **Re: Growth for Good Acquisition Corp**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 10, 2023**
> **File No. 333-271195**

Dear Yana Kakar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Signatures, page II-7

1. Please revise to include the second paragraph of text required on the signatures page to Form S-4.

General

2. We note your response to comment 3. Please disclose any ongoing obligations of the company pursuant to the underwriting agreement or otherwise that will survive termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

You may contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Chitwood